Exhibit 99

February 24, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Approval from Reserve Bank of India (“RBI”) for sale of equity shares of HDFC Credila Financial Services Limited (“HDFC Credila”) to (a) Kopvoorn B.V.,(which is a part of the BPEA EQT group) (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners (each (b), (c) and (d) are a part of ChrysCapital group), and the entities listed in (a),(b),(c) and (d) are hereinafter collectively referred to as the “Acquirers”.

This is in connection with our earlier intimation dated June 19, 2023, wherein we had informed that erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) had executed definitive documents on the said day, for disinvestment/sale of approximately 90% of HDFC Credila’s total issued and paid-up share capital, to the Acquirers (the “Proposed Transaction”), subject to regulatory approvals and dispensations (including the RBI and Competition Commission of India (“CCI”). On June 19, 2023, HDFC Bank Limited (“HDFC Bank”) had also executed the said definitive documents as a party being the successor entity of HDFC Limited.

We further refer to our letters (i) dated July 01, 2023 wherein we had informed that HDFC Limited has been amalgamated with and into HDFC Bank effective July 1, 2023, and accordingly, the entire investment of HDFC Limited in HDFC Credila stood transferred to HDFC Bank with effect from July 1, 2023; and (ii) dated August 09, 2023 wherein we had informed that CCI at its meeting held on August 08, 2023, granted its approval for the Proposed Transaction in terms of Section 31(1) of the Competition Act, 2002.

In this regard, we have been informed that the RBI has via letter communication dated February 23, 2024 to HDFC Credila, granted its approval to the application submitted by HDFC Credila for seeking prior approval of the RBI under Chapter VI of the Master Direction – Reserve Bank of India (Non-Banking Financial Company – Scale Based Regulation) Directions, 2023 for the proposed change in control and consequent change in the constitution of the board of directors of HDFC Credila pursuant to the Proposed Transaction.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited
Sd/-
Santosh Haldankar
Company Secretary